Exhibit 99.1

Icon Energy Corp. Announces Updates in Connection with the SEPA

Athens, Greece, January 21, 2026 (GLOBE NEWSWIRE) — Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, announced today that since its most recent update, the Company has sold an aggregate of 1,136,470 of its common shares at an average price of $3.11 per share pursuant to advances under the Standby Equity Purchase Agreement (“SEPA”).

As previously announced, Icon entered into the SEPA with an investor on August 27, 2025. Icon believes that the SEPA provides a flexible and efficient source of capital that, subject to its terms and conditions, may be utilized at times and amounts of the Company’s choosing.

The Company’s disciplined execution resulted in an average price per share sold that exceeded the volume-weighted average market price during the respective period. The Company intends to utilize the net proceeds of $3.5 million for general corporate purposes and to pursue potential growth opportunities and strategic initiatives.

As of the date hereof, the Company had 2,508,470 common shares issued and outstanding.

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com